UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Enclosures:

1. Disclosure of Results for the 3rd Quarter of 2002

2. Disclosure of Accumulated Results (9 months) September 2002

3. Analysis of the Consolidated Statement of Income for the Third Quarter 2002

4. Consolidated Equity Analysis for the Third Quarter 2002

                                  PRESS RELEASE

                Disclosure of Results for the 3rd Quarter of 2002

Banco  Bradesco,  Brazil's  largest  private  bank  (BOVESPA:  BBDC4 and  BBDC3;
Latibex:  XBBDC; NYSE: BBD), announced today its third-quarter  results for 2002
(3Q02). The Bank presented net income of R$ 420 million, or R$ 0.29 per thousand shares, a decrease of 12.3% as compared to its  second-quarter  results for 2002
(2QO2)  of R$ 479  million  and R$ 0.33,  respectively.  Annualized  returns  on
Stockholders'  Equity  and Total  Assets  were  17.0%  and  1.2%,  respectively, compared to 20.3% and 1.5% for 2Q02, respectively.

The quarter was marked by the following important events:

o    Start up of the  operations  of Banco Finasa S.A.  and Finasa  Promotora de
     Vendas Ltda.  Operating in the consumer sales  financing  segment,  the new
     Finasa comes into existence as the country's largest financing company with a portfolio of R$ 7 billion.

o    The Bradesco website was rated best in the world and best in Latin America, by the respected US magazine Global Finance, in the retail segment, for the range of products offered, design and marketing.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank's website (www.bradesco.com.br).

1. Highlights for the 3rd Quarter of 2002

o    Net Income was R$ 420 million for 3Q02, a 12.3% decrease as compared to net income for 2QO2.

     -    Financial  Activity results attained R$ 267 million,  21.0% lower than results for 2QO2.

     -    The Insurance Group (Insurance,  Private Pension Plan and Savings Bond
          companies) contributed with results of R$ 166 million, an increment of
          18.8%  over the  results  for  2QO2.

o    Operating Income was R$ 531 million, a 7.0% decrease compared to 2QO2.

o    The financial  margin attained R$ 4,387 million,  a growth rate of 56.5% as compared to 2QO2.  In  relation to average  total  assets,  the  annualized financial  margin  increased  to 13.9%  over 9.5% for 2QO2.  Adjusting  the additional provision for market risk fluctuation  recorded/reversed for the periods,  the annualized  financial margin would be 9.8% in the 2nd quarter and 9.0% in the 3rd quarter.

o    Income   from   financial   intermediation   totaled   R$  3,491   million,
     corresponding to a 66.8% increase in relation to 2QO2.

o    The efficiency ratio was 57.4%, not quite as low the 57.1% ratio registered in 2QO2

o    Consolidated  Assets  amounted to R$ 140,151  million,  a 12.4% growth rate compared to 2QO2.

o    The Basel  capital  adequacy  ratio was 15.6% on a  consolidated  financial basis and 13.7% on a total consolidated basis,  compared to 14.7% and 13.0%
     respectively, for 2QO2.

o    The fixed assets to stockholders'  equity ratio was 52.9% on a consolidated financial basis and 42.4% on a total consolidated basis,  compared to 56.1%
     and 46.6%, for 2Q02, respectively.

o    The expanded  combined  insurance  ratio  oscillated  slightly to 93.9%, as compared with 92.8% for 2QO2.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Credit and Leasing Operations totaled R$ 7,472 million,  an increase of 64.5% as compared to 2QO2, mainly derived from exchange variation of 36.93% for 3Q02 on a portion of the portfolio as compared with 22.41% in 2Q02.

Securities and Financial Derivative  Instruments amounted to R$ 5,505 million, a
109.6%  growth rate in relation to 2QO2,  mainly  derived  from the  increase in exchange variation.

Income  from  Foreign  Exchange  Transactions  amounted  to  R$  2,744  million, exceeding by 114.9%  results for 2QO2,  mainly as a result of exchange  variance for the quarter.  This account  should be analyzed  less of expenses for foreign funding used to finance import/export operations.

2.2 Expenses for Lending and Trading Activities

Deposits received under security repurchase agreements totaled R$ 6,050 million, an increase of 76.4% compared to 2QO2, mainly as a result of (i) increase in the volume of funding,  partially  generated by migration of resources  from managed funds; and (ii) exchange variation  increases for the quarter which particularly affected securities issued abroad.

Borrowings  and  Onlendings  attained  R$ 5,409  million,  an increase of 136.3%
compared to 2QO2,  mainly as a result of the increase in exchange  variation for the quarter which impacted expenses for foreign loans.

Allowance for Loan Losses totaled R$ 896 million, a 26.0% increase in comparison with 2QO2.  Discounting the effect of the additional  provision of R$ 48 million in 2Q02 and of R$ 135  million  in  3Q02,  the  increase  of R$ 96  million  was generated  by an  increase  in  customer  defaults  as a result of the  economic slowdown.

2.3 Other Operating Income and Expenses

Commissions  and Fees  totaled  R$ 935  million  in 3Q02,  an  increase  of 1.0%
compared to 2QO2.  This variation for the quarter  reflects the increase in: (i)
income  on  credit  cards of R$ 14  million;  (ii)  credit  operations  of R$ 13 million;  (iii) income on  collections  of R$ 7 million;  and at the same time a decrease in (iv) income on fund management of R$ 25.

Insurance  Premiums,  Private  Pension  Plans and Savings Bonds totaled R$ 2,679 million in 3Q02, an increase of 18.4% compared to 2QO2, mainly derived from: (i)
the  improved  performance  of  insurance  and private  pension  plan  products, especially VGBL,  introduced in March 2002; and (ii) the improved performance of the Auto and Elementary Line portfolio.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled R$ 1,393  million in 3Q02,  an  increase  of 120.1% as compared to 2QO2, mainly as a result of: (i) growth in income on  insurance  and  private  pension plan products,  such as VGBL; and (ii) appropriation of interest and price-level restatement of provisions relating to private pension plans and savings bonds.

Insurance  claims  totaled R$ 920 million,  a 2.6% growth rate compared to 2QO2, mainly  as a result of  increased  insurance  sales,  even  though  the ratio of claims/premiums decreased in comparison with the prior quarter.

Personnel Expenses for the quarter increased by 15.0% to R$ 1,109 million,  when compared to 2QO2,  mainly due to: (i) the  adjustment of R 58 million  resulting from the collective labor agreement signed with the bank employees' trade union;
and (ii) the one-off  bonus of  approximately  R$ 75 million  paid in  September
2002.

Administrative  Expenses for the quarter  increased by 5.1% to R$ 1,063 million, when  compared to 2QO2 mainly as a result of the  increase in expenses  for: (i)
Publicity and Advertising - R$15 million;  (ii)  Communications  - R$13 million;
and (iii) Third-party services - R$11 million for the quarter.

2.4 Taxes and Contributions

Paid and accrued for taxes and  contributions,  including  social security dues, totaled R$ 510 million,  for the quarter  corresponding  to 1.2 times net income for 3Q02. In 2QO2, taxes and contributions corresponded to 1.1 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities  totaled R$ 37,590  million,  a decrease of 0.8% as compared to 2QO2, and are  classified  as  follows:  50.4%  are  "Trading  Securities",  19.6% are
"Available  for  Sale",  28.8% are "Held to  Maturity"  and 1.2% are  "Financial
Derivative Instruments". The securities portfolio includes restricted securities and technical reserves of the Organization's insurance, savings bond and private pension plan companies.  Securities  comprised  26.8% of the total  consolidated assets in 3Q02, as compared to 30.4% in 2QO2.

NBCs and exchange NTNs were reclassified  from securities  available for sale to securities held to maturity,  in the amount of R$ 5,904 million at September 30,
2002 of which R$ 5,633  million  will fall due up to December  2002,  decreasing results by R$ 30 million, net of tax effects.

This reclassification  considered  management's intention to hold the securities to maturity,  based on market  conditions and the forthcoming  maturity of these securities.

3.2 Credit Operations

The Credit Portfolio totaled R$ 53,599 million, a growth rate of 1.9% over 2QO2.

AA-C-rated  credit  operations  totaled R$ 48,622 million and comprised 90.7% of the Credit Portfolio for the period, compared to 91.1% in 2QO2.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,818  million,  a
8.2%  increase  in relation to 2QO2,  comprising  7.1% of the credit  portfolio, compared with 6.7% in 2QO2.

Write-offs for the period amounted to R$ 607 million, a growth rate of 7.1% over
2QO2, and corresponding to 1.1% of the Credit Portfolio, as in 2QO2.

The abnormal course Credit  Portfolio  comprising D-H ratings  (credits past due for more than 60 days, including future installments)  totaled R$ 2,944 million, corresponding  to a decrease of 4.7% as compared with 2QO2. The total  allowance
(R$ 3,818  million)  covers  129.7% of this  portfolio.  In 2QO2,  coverage  was
114.2%.

3.3 Funds Obtained

Total  Deposits  amounted to R$ 55,871  million,  a 9.9%  increase over 2QO2 and comprise  R$ 11,448  million in demand  deposits,  R$ 20,117  million in savings deposits,  R$ 24,283  million in time  deposits  and R$ 24 million in  interbank deposits.

Borrowings and Onlendings  amounted to R$ 19,355  million,  an increase of 18.7%
compared to 2QO2.

Subordinated Debt totaled R$ 2,386 million, 52.3% in local currency and 47.7% in foreign currency.

Technical  reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
amounted to R$ 16,600 million, an increase of 9.1% over 2QO2.

3.4 Stockholders' Equity

Stockholders'  Equity total R$ 10,500 million,  a 3.8% increase as compared with
2QO2.

Managed Stockholders' Equity total 7.7% of Consolidated Assets, compared to 8.4%
in 2QO2.

Net equity per thousand shares is R$ 7.35.

4. Funds Under Management

Funds under management by Bradesco Asset  Management  totaled R$ 59,065 million,
R$ 42,505 million of which in Investment Funds and R$ 16,560 million in Customer
Portfolios, decreases of 3.9% and 0.9% respectively, compared to 2QO2.

5. Customer Service Network

At the end of 3Q02, the Bradesco  Customer Service Network had 2,928 branches in
Brazil  (Bradesco  - 2,482,  Banco BCN - 226,  Banco  Mercantil  - 219 and Banco
Finasa - 1).

At the end of the third quarter, Postal Bank branches totaled 1,033.

The  number of ATMs in the BDN  Network  increased  to 21,114,  including  1,664 outplaced BDN Network ATM terminals.

At the end of  3Q02,  Bradesco  Internet  Banking  had  more  than  4.6  million registered  users with a total  financial  volume of R$ 2.5 million in more than
73.2 million transactions, an 18.4% compared to 2QO2.

Bradesco Net Empresa,  our corporate customer website, had more than 47 thousand
registered  companies,   moving  R$  800  million  in  more  than  800  thousand
transactions, a growth rate of 94.2% over 2QO2.

ShopInvest  achieved  significant  results in 3Q02 with 549 thousand  registered users and a  transaction  volume of R$ 336  million  in 73  thousand  operations carried  out,  a marginal  decrease  of 7.6% in the  number of  transactions  as compared with 2QO2.

ShopCredit  the  Bank's  Loan  and  Financing  website,   computed  92  thousand
transactions/operations and a financial volume of R$ 29 million in transactions.

6. Human Resources

The  Bradesco  Organization's  headcount  total  73,943  employees,  with 61,697 employed by Bradesco and 12,246 by the  subsidiary  companies,  including  4,565 employees of Banco Mercantil.  We highlight during the quarter the importance of the benefits  plans  offered to  employees  and their  dependents  and which are directly  focused on improving  the quality of life,  well being and security of
184,277 people.

7. The Bradesco Organization Social Activities

In this area, the  Organization  carries out extensive  educational work through the Bradesco Foundation.  The Foundation maintains 38 Schools, mostly located in underprivileged  regions,  in 25 of the 26  Brazilian  States and in the Federal
District.  These schools provide basic education completely free of charge. This year,  more than 103 thousand  students  attend these schools,  including  those enrolled on the youth and adult  educational and professional  training courses.
The  Foundation  also  provides  free  meals,  uniforms,  school  materials  and medical/dental  care to  more  than  48  thousand  infant,  junior,  middle  and technical school students.

8. Market Indicators (%)

9. Forthcoming Events

9.1. Teleconference - Results for the 3rd quarter of 2002

Date: October 31, 2002

In Portuguese:
12h30 pm (US Easter Time)
Brazil: (00XX11) 4613-0500
International:(# 55 11) 4613-0500
Conference Call ID: 5361

In English:
2h30 pm (US Eastern Time)
Brazil: 000-8156-203-7616 (Toll Free)
USA: (#1 877) 856-3461 (Toll Free) and (#1 706) 643-0884
United Kingdom: 0800-9174860 (Toll Free)
Conference Call ID: 6161786

Simultaneous Webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:
Jean Philippe Leroy                      Bernardo Garcia
Technical Director of Investor Relations Executive Manager of Investor Relations
Tel: (# 55 11) 3684-9229                 Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br        e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco Bradesco's Board of Executive Officers on developments in the macroeconomic  environment,  sector conditions,  interest rates,  performance and the Bank's financial results.  Any statements,  expectations,  capacities,  plans and conjectures contained in this document  and  which  do not  describe  historical  facts,  such as  information regarding the declaration of the payment of dividends,  the future  direction of operations,  implementation of significant  operating and financial  strategies, the investment program,  factors or trends which affect the financial condition, liquidity or results of operations,  are future  considerations  of significance provided for in the "U.S. Private Securities  Litigation Reform Act" of 1995 and
contemplate  various risks and  uncertainties.  There is no guarantee  that such
results  will  occur.   The  statements   are  based  on  various   factors  and
expectations,    including   economic   and   marketing   conditions,   industry
competitiveness  and  operating  factors.   Real  results  could  be  materially
different from Bradesco's  present  expectations as a result of possible changes in such expectations and factors.

                               PRESS RELEASE

           Disclosure of Accumulated Results (9 months) September 2002

BancoBradesco,  Brazil's  largest private bank (BOVESPA:  BBDC4;  BBDC3 Latibex:
XBBDC;   NYSE:   BBD),   rated   Best   Brazilian   Bank  in  the   Forbes   200
Economática  ranking  for the second year in a row, announced  today its results for the first nine months of 2002 (9M02).  The Bank  presented  net income of R$
1,325 million,  or R$ 0.93 per thousand  shares, a decrease of 15.1% as compared to its results for the first nine months of 2001 (9M01) of R$.1,560  million and
R$ 1.08,  respectively.  Returns on  Stockholders'  Equity and Total Assets were
17.2% and 1.3%, respectively, compared to 22.6% and 1.9% for 9M01, respectively.

The period was marked by the following important events:

o    Acquisition of the share control of Banco Mercantil de São Paulo S.A.

o    Acquisition  of the share control of Banco do Estado do Amazonas  S.A., now under the name of Banco BEA S.A.

o    Acquisition by Banco BCN S.A. of the share control of Banco Cidade S.A.

o    Strategic partnership entered into with Ford.

o    Acquisition  of Deutsche Bank  Investimentos  DTVM S.A. and its  Investment
     Fund Administration and Management Portfolio.

o    Increase of the percentage ownership of Banco Espírito Santo S.A. to
     3%.

o    Start up of the  operations  of Banco Finasa S.A.  and Finasa  Promotora de
     Vendas Ltda.  Operating in the consumer sales  financing  segment,  the new
     Finasa comes into existence as the country’s largest financing company with a portfolio of R$ 7 billion.

o    The Bradesco  website was rated best in the world and best in Latin America by the respected US magazine Global Finance,  in the retail  category,  for the range of products offered, design and marketing.

The  Brazilian  Central Bank (BACEN)  established  new  accounting  policies for recording  and  classifying  securities  and financial  derivative  instruments, introducing  the  mark-to-market  concept  and  classification  based on whether management  intends to trade a particular  security and/or financial  derivative instrument in the future or not. In accordance with the new policies, securities must be classified in one of the following three categories: trading securities, securities  available  for sale or  securities  held to  maturity.  For  further details please see Note 8 to the Financial Statements.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank’s website (www.bradesco.com.br).

1. Highlights for the first nine months of 2002

o    Net Income was R$ 1,325  million for 9M02, a 15.1%  decrease as compared to net income for 9M01.

     -    Financial  Activity results attained R$ 843 million,  24.5% lower than results for 9M01.

     -    The Insurance Group (Insurance, Private Pension Plans and Savings Bond
          companies) contributed with results of R$ 473 million, an increment of
          52.6% compared to 9M01.

     -    The results of other activities totaled R$ 9 million.

o    Operating Income was R$ 1,750 million, a 11.8% decrease compared to 9M01.

o    The financial  margin attained R $9,857 million,  a growth rate of 39.5% as compared to 9M01.  In  relation to average  total  assets,  the  annualized financial  margin  increased  to 10.8%  over  9.5% in 9M01.  Adjusting  the additional provision for market risk fluctuation  recorded/reversed for the periods,  the annualized financial margin would be 9.8% in 2001 and 9.2% in
     2002.

o    Income from  financial  intermediation  totaled R$ 7,617  million,  a 34.2%
     increase as compared to 9M01.

o    The efficiency ratio was 56.1%, a slight oscillation  compared to the ratio of 56.0% registered in 9M01, mainly as a result of acquisitions in 1H02.

o    Consolidated  Assets  amounted to R$ 140,151  billion,  a 30.5% increase as compared to 9M01.

o    The Basel  capital  adequacy  ratio was 15.6% on a  consolidated  financial basis and 13.7% on a total consolidated basis,  compared to 13.2% and 12.1%
     in 9M01.

o    The fixed assets to stockholders'  equity ratio was 52.9% on a consolidated financial basis and 42.4% on a total consolidated basis,  compared to 56.7%
     and 49.5%, respectively for 9M01.

o    The expanded  combined  insurance  ratio  attained  93.9%,  an  improvement compared with the ratio of 96.3% registered in 9M01.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Credit and Leasing Operations totaled R$ 14,541 million, an increase of 34.9% as compared to 9M01,  mainly derived from (i) an increase in exchange  variation of
67.85%  reflected on a portion of the  portfolio in 2002 as compared with 36.61%
in 2001; (ii) an increase in average interest rates for the period; and (iii) an increase in the credit portfolio.

Securities and Financial derivative  instruments amounted to R$ 9,733 million, a
64.7% increase compared to 9M01,  mainly derived from: (i) additional  resources from increased funding,  particularly  technical reserves;  (ii) acquisitions in
1H02;  (iii)  exchange  variation  increase;  and (iv) the  increase  in average interest rates for the period.

Income  from  Foreign  Exchange  Transactions  amounted  to  R$  4,350  million, exceeding  by 124.1%  results  for 9M01,  mainly as a result  of:  (i)  exchange variance for the period;  and (ii)  acquisitions  in 1H02.  This account balance
should  be  analyzed   less  of  foreign   funding   expenses  used  to  finance
import/export operations as described in Note 11b to the Financial Statements.

2.2 Expenses for Lending and Trading Activities

Deposits  received  under  security  repurchase  agreements  totaled  R$  10,999 million,  an increase of 58.7%  compared to 9M01,  mainly  derived from: (i) the increase in the  average  volume of  funding;  (ii) the  increase in the average interest  rates for the  period;  and (iii) the  impact of  exchange  variation, particularly on securities issued abroad.

Borrowings  and  Onlendings  totaled  R$ 8,028  million,  an  increase  of 67.0%
compared to 9M01,  mainly as a result of: (i) the exchange  variation impact for the period;  (ii) increase in average  interest  rates for the period;  and to a lesser  degree,  (iii) the  increase in the  average  volume of  borrowings  and onlendings.

Allowance for Loan Losses totaled R$ 2,240 million, a 61.1% increase compared to
9M01,  mainly as a result of: (i) the  increase  in the  average  balance of the credit  portfolio,  partially derived from acquisitions in 1H02; (ii) as well as an increase in customer defaults following the economic slowdown.  Excluding the additional  provision  recorded in 2002 of R$ 193 million,  the  increase  would total 47.2%.

2.3 Other Operating Income and Expenses

Commissions  and Fees  totaled R$ 2,721  million  for 9M02,  a 4.7%  growth rate compared to 9M01.  The increase of R$ 122 million was mainly  derived from:  (i)
the  acquisition of Mercantil,  BEA and Cidade -  approximately  R$ 74 million ;
(ii) Credit Cards –  R$ 63 million;  (iii) Credit  Operations  – R$ 47 million;
  and was offset by (iv)a  decrease in income on managed  funds of R$ 64 million.

Insurance  Premiums,  Private  Pension  Plans and Savings Bonds totaled R$ 6,891 million in 9M02, an increase of 9.1% compared to 9M01,  mainly derived from: (i)
the  improved  performance  of  insurance  and private  pension  plan  products, especially VGBL,  introduced in March 2002; and (ii) the improved performance of the Health line portfolio.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled R$ 2,563 million for 9M02, a 17.5% increase as compared to 9M01,  mainly derived  from:  (i) the growth in income on insurance  and private  pension plan products,  such as VGBL;  and (ii)  appropriation  of interest  and  price-level restatement of provisions relating to private pension plans and savings bonds.

Insurance claims totaled R$ 2,678 million, a 11.7% growth rate compared to 9M01, mainly  as a result of  increased  insurance  sales,  even  though  the ratio of claims/premiums decreased in comparison with the prior quarter.

Personnel  Expenses for the period increased by 17.5% to R$ 2,929 million,  when compared  to 9M01,  mainly  due to:  (i)  salary  increases  as a result  of the collective  labor  agreement  of  5.5% in  September  2001  plus R$ 133  million comprising one month of appropriation  proportional to the collective  agreement of  September  2001,  including  the  total  bonus of R$ 75  million  ; (ii) the increase in the number of  employees  as a result of the  acquisitions  in 1H02, with  expenses  of some R$ 154  million;  and  (iii)  increase  in the  level of provisions for labor claims of R$ 105 million.

Administrative  Expenses for the period  increased by 14.8% to R$ 2,917 million, when compared to 9M01, mainly as a result of customer service network expansion, especially:  (i) the effect of acquisitions in 1H02 of some R$149 million ; (ii)
third-party  services - R$ 85 million (iii)  publicity  and  advertising - R$ 85 million ; and (iv) expenses for  communications,  including network  outsourcing
(BUS) - R$ 86 million

2.4 Taxes and Contributions

Paid and accrued for taxes and  contributions,  including  social security dues, totaled R$ 1,748 million for the six-month period. This corresponds to 1.3 times net income for 9M02. In 9M01, taxes and contributions  corresponded to 1.0 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities  totaled R$ 37,590  million,  an increase of 3.7% as compared to 9M01 and are classified as follows: 50.4% are “Trading  Securities”,  19.6%
are “Available for Sale”,  28.8% are “Held to Maturity”  and
1.2% are financial  derivative  instruments.  The securities  portfolio includes
restricted   securities  and  technical  reserves  of  the   Organization’s
insurance, private pension plan and savings bond companies. Securities comprised
26.8% of the total consolidated assets 9M02, as compared to 33.7% in 9M01.

NBCs and exchange NTNs were reclassified  from securities  available for sale to securities held to maturity,  in the amount of R$ 5,904 million at September 30,
2002 of which R$ 5,633  million  will fall due up to December  2002,  decreasing results by R$ 30 million, net of tax effects.

This reclassification  considered  management’s intention to hold the securities to maturity,  based on market  conditions and the forthcoming  maturity of these securities.

3.2 Credit Operations

The Credit Portfolio totaled R$ 53,599 million, an increase of 18.4% as compared to 9M01.

AA-C rated credit transactions  totaled R$ 48,622 million and represent 90.7% of the Credit Portfolio for the period, the same percentage obtained in 9M01.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,818  million,  a
34.2% increase in relation to 9M01 and comprising 7.1% of the credit  portfolio, as compared with 6.3% in 9M01.

Write-offs for the period  amounted to R$ 1,597 million,  a growth rate of 51.5%
over 9M01,  corresponding to 3.0% of the credit  portfolio,  compared to 2.3% in
9M01.

The abnormal course Credit Portfolio comprising D-H ratings (credit past due for more than 60 days,  including  future  installments)  totaled R$ 2,944  million, corresponding  to a growth  rate of 19.8% over the  amount  for 9M01.  The total allowance (R$ 3,818 million) covers 129.7% of this portfolio.  In 9M01, coverage was 115.7%.

3.3 Funds Obtained

Total Deposits amounted to R$ 55,871 million, a 37.9% increase compared to 9M01.
Of this amount  approximately  R$ 4,579  million  refers to  Mercantil,  BEA and
Cidade.  Deposits  comprise  R$ 11,448  million  in demand  deposits,  R$ 20,117 million in  savings  deposits,  R$ 24,283  million  in time  deposits  and R$ 24 million in interbank deposits.

Borrowings and Onlendings  amounted to R$ 19,355  million,  an increase of 16.5%
compared to 9M01.

Subordinated Debt totaled R$ 2,386 million, 52.3% in local currency and 47.7% in foreign currency.

Technical  Reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
amounted to R$ 16,600 million, an increase of 32.5% compared with 9M01.

3.4 Stockholders’ Equity

Stockholders’ Equity totals R$10.500 billion, a 11.0% increase compared to 9M01.

Managed Stockholders’ Equity accounts for 7.7% of Consolidated Assets,  compared to 8.9% in 9M01.

Net equity per thousand shares is R$ 7.35.

4. Funds Under Management

Funds under management by Bradesco Asset  Management  totaled R$ 59,065 million,
R$ 42,505 million of which in Investment Funds and R$ 16,560 million in Customer
Portfolios, a 3.8% and 5.3% increase, respectively, compared to 9M01.

5. Customer Service Network

At the end of 9M02, the Bradesco  Customer Service Network had 2,928 branches in
Brazil (Bradesco –  2,482,  Banco BCN –  226, Banco Mercantil – 219 and
Banco Finasa – 1).

At the end of the period, Postal Bank branches totaled 1,033.

We also  reached  a total of 21,114  ATMs in the BDN  Network,  including  1,664 outplaced BDN Network ATM terminals.

At the end of  9M02,  Bradesco  Internet  Banking  had  more  than  4.6  million registered users, with a total financial volume of R$ 7,200 million in more than
195 million transactions, a 30.0% increase compared to 9M01.

Launched in September 2001, the Bradesco Net Empresa  corporate website has more than 47  thousand  registered  companies,  with a  financial  volume of R$ 1,900 million in more than 1.400 thousand transactions.

ShopInvest  achieved  significant  results in 9M02 with 549 thousand  registered users, a transaction  volume of R$ 1,010 million in 215 thousand  operations,  a
33% increase compared to 9M01.

ShopCredit,  the  Bank’s  Loan and  Financing  website,  computed  272  thousand transactions/operations  carried out in 9M02, with a transaction volume of R$ 80 million.

6. Human Resources

The Bradesco  Organization’s  headcount  totals  73,493  employees,  with 61,697 employed by Bradesco and 12,246 by the  subsidiary  companies,  including  4,565 employees of Banco Mercantil. We highlight, during the period, the importance of the benefits  plans  offered to  employees  and their  dependents  and which are directly  focused on improving  the quality of life,  well being and security of
184,277 people.

7. The Bradesco Organization Social Activities

In this area, the  Organization  carries out extensive  educational work through the Bradesco Foundation.  The Foundation maintains 38 Schools, mostly located in underprivileged  regions,  in 25 of the 26 Brazilian States,  and in the Federal
District.  These schools provide education completely free of charge. This year, over 103 thousand students attend these schools, including those enrolled on the youth and adult educational and professional  training  courses.  The Foundation also provides free meals, uniforms,  school materials and medical/dental care to more than 48 thousand infant, junior, middle and technical school students.

8. Recent Acquisitions

Recent  acquisitions  have had very  little  impact on  Bradesco’s  consolidated results for 9M02.  The Balance  Sheets of  Mercantil,  BEA and Cidade were fully consolidated in Bradesco’s Balance Sheet.

The  following  table  presents the main balance  sheet amounts with emphasis on acquisitions:
(*)  Consolidated  prior to the  acquisition of Mercantil,  BEA and Cidade,  and including the loan portfolio acquired from Ford.

9. Market Indicators (%)

10. Forthcoming Events

10.1. Teleconference – Results for the Period

Date: October 31, 2002

In Portuguese:
12h30 pm (US Easter Time)
Brazil: (00XX11) 4613-0500
International:(# 55 11) 4613-0500
Conference Call ID: 5361

In English:
2h30 pm (US Eastern Time)
Brazil: 000-8156-203-7616 (Toll Free)
USA: (#1 877) 856-3461 (Toll Free) and (#1 706) 643-0884
United Kingdom: 0800-9174860 (Toll Free)
Conference Call ID: 6161786

Simultaneous Webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:
Jean Philippe Leroy                      Bernardo Garcia
Technical Director of Investor Relations Executive Manager of Investor Relations
Tel: (# 55 11) 3684-9229                 Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br        e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco  Bradesco’s
Board of Executive  Officers on developments in the  macroeconomic  environment, sector  conditions,  interest rates,  performance and the Bank’s  financial
results.  Any  statements,  expectations,   capacities,  plans  and  conjectures
contained in this document and which do not describe  historical  facts, such as information  regarding the  declaration of the payment of dividends,  the future direction of operations,  implementation of significant  operating and financial strategies, the investment program, factors or trends which affect the financial condition,  liquidity or results of  operations,  are future  considerations  of significance provided for in the “U.S. Private Securities Litigation Reform
Act”  of 1995 and contemplate various risks and uncertainties.  There is no guarantee  that such results  will occur.  The  statements  are based on various factors and expectations,  including economic and marketing conditions, industry
competitiveness  and  operating  factors.   Real  results  could  be  materially
different  from  Bradesco’s  present  expectations  as a result of possible changes in such expectations and factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.